UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 66849/April 24, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14815

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In the Matter of	: ORDER MAKING FINDINGS AND
	: REVOKING REGISTRATIONS BY
ADVANCED BIOPHOTONICS, INC.,	: DEFAULT AS TO ADVANCED BIO-
ADVANCED VIRAL RESEARCH CORP.,	: PHOTONICS, INC., ADVANCED VIRAL
BRANTLEY CAPITAL CORP.,	: RESEARCH CORP., AND BRANTLEY
BRILLIANT TECHNOLOGIES CORPORATION,	: CAPITAL CORP. AND SETTING
4C CONTROLS, INC., and	: SECOND PREHEARING CONFERENCE
2-TRACK GLOBAL, INC.	:

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        The Securities and Exchange Commission (Commission) issued an Order Instituting
Proceedings (OIP) on March 29, 2012, pursuant to Section 12(j) of the Securities Exchange Act of
1934 (Exchange Act), alleging that these six Respondents have securities registered with the
Commission pursuant to Exchange Act Section 12(g) and have not filed required periodic reports
with the Commission. The last Respondent was served with the OIP on April 5, 2012. See 17
C.F.R. § 201.141(a)(2)(ii). The Commission's Rules of Practice require that a Respondent file an
Answer to the OIP within ten days of service. OIP at 3; 17 C.F.R. § 201.220(b). Brilliant
Technologies Corporation (Brilliant Technologies), filed an Answer on April 9, 2012.

        I held a prehearing conference on April 18, 2012, and only Brilliant Technologies, 4C
Controls, Inc. (4C Controls), 2-Track Global, Inc. (2-Track), and the Division of Enforcement
participated.

Ruling

        Advanced BioPhotonics, Inc. (Advanced BioPhotonics), Advanced Viral Research Corp.
(Advanced Viral Research), and Brantley Capital Corp. (Brantley Capital) are in default because
they did not file an Answer, did not participate in the prehearing conference, and did not otherwise
defend the proceeding, and I deem the following allegations in the OIP to be true as to each of them.
17 C.F.R. §§ 201.155(a), .220(f), .221(f).

        I will set a second telephonic prehearing conference at which I will ascertain whether 4C
Controls and 2-Track have filed Answers, and whether these Respondents and Brilliant
Technologies have made their missing periodic filings.

Findings of Fact and Law

Advanced BioPhotonics, Central Index Key (CIK) No. 1096182, is a void Delaware corporation located in Bohemia, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Advanced BioPhotonics is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2007, which reported a net loss of $7,068,032 for the prior nine months. As of March 26, 2012, the common stock of Advanced BioPhotonics was quoted on OTC Link, formerly "Pink Sheets," operated by OTC Markets Group Inc. (OTC Link), had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Advanced Viral Research, CIK No. 786623, is a void Delaware corporation located in Yonkers, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Advanced Viral Research is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of $2,972,382 for the prior nine months. On January 24, 1990, a final judgment of permanent injunction was entered, enjoining Advanced Viral Research against future violations of Sections 5(b)(2) and 17(a) of the Securities Act of 1933, and Sections 10(b), 13(a), and 15(d) of the Exchange Act and Rules 12b-20, 13a-1, 13a-13, 15d-1, and 15d-13 thereunder. SEC v. Advanced Viral Research Corp., 89-2785 (S.D. Fla. Jan. 24, 1990). As of March 26, 2012, the common stock of Advanced Viral Research was quoted on OTC Link, had ten market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Brantley Capital, CIK No. 1021009, is a forfeited Maryland corporation located in Purchase, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Brantley Capital is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2004. As of March 26, 2012, the common stock of Brantley Capital was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Exchange Act Rule 13a-1 requires issuers to file annual reports. Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports. Advanced BioPhotonics, Advanced Viral Research, and Brantley Capital have each failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13.

Sanction and Order

Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to revoke the registration of a security where the issuer of a security has failed to comply with a provision of the Exchange Act or the rules thereunder. I conclude on these facts that revocation of the registration of each class of the registered securities of

Advanced BioPhotonics, Advanced Viral Research, and Brantley Capital is both necessary and appropriate for the protection of investors.

I ORDER, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registration of each class of registered securities of Advanced BioPhotonics, Inc., Advanced Viral Research Corp., and Brantley Capital Corp. is hereby REVOKED.

I further ORDER that 4C Controls, Inc., and 2-Track Global, Inc., shall file Answers by April, 27, 2012.

I further ORDER that Brilliant Technologies Corporation, 4C Controls, Inc., and 2-Track Global, Inc., shall attend a telephonic prehearing conference on May 29, 2012, at 10:00 a.m. EDT, at which they will report on whether they have successfully filed their missing periodic filings with the Commission. I will default any Respondent who does not file an Answer or participate in the second prehearing conference.

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Brenda P. Murray
Chief Administrative Law Judge